Exhibit 8.1

Significant Subsidiaries	Place of Incorporation
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	PRC
Wuhan Yuyin Raoliang Culture Media Co., Ltd.	PRC
Wuhan Douyu Culture Network Technology Co., Ltd.	PRC
DouYu Network Inc.	The British Virgin Islands
Douyu Hongkong Limited	Hong Kong
Gogo Glocal Holding Limited	Cayman

VIEs	Place of Incorporation
Wuhan Ouyue Online TV Co., Ltd.	PRC
Wuhan Douyu Internet Technology Co., Ltd.	PRC